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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2008

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes	☐	No	☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

BIOVAIL CORPORATION

FORM 6-K

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

        This Report of Foreign Private Issuer on Form 6-K ("Form 6-K") is incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-92229 and 333-138697) of Biovail Corporation.

INDEX

Part I — Financial Information
Financial Statements (unaudited)
Consolidated Balance Sheets as at March 31, 2008 and December 31, 2007	1
Consolidated Statements of Income for the three months ended March 31, 2008 and 2007	2
Consolidated Statements of Deficit for the three months ended March 31, 2008 and 2007	3
Consolidated Statements of Cash Flows for the three months ended March 31, 2008 and 2007	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Results of Operations and Financial Condition	24
Part II — Other Information
Legal Proceedings	45
Exhibits	45

BASIS OF PRESENTATION

General

        Except where the context otherwise requires, all references in this Form 6-K to the "Company", "Biovail", "we", "us", "our" or similar words or phrases are to Biovail Corporation and its subsidiaries, taken together.

        All dollar amounts in this report are expressed in United States ("U.S.") dollars.

Trademarks

        The following words are trademarks of our Company and are the subject of either registration, or application for registration, in one or more of Canada, the U.S. or certain other jurisdictions: ATTENADE™, A TABLET DESIGN (APEX DOWN)®, A TABLET DESIGN (APEX UP)®, APLENZIN™, ATIVAN®, ASOLZA™, BIOVAIL®, BIOVAIL CORPORATION®, BIOVAIL & SWOOSH DESIGN®, BPI®, BVF®, CARDISENSE™, CARDIZEM®, CEFORM®, CRYSTAAL PHARMACEUTICALS™, DITECH™, FLASHDOSE®, GLUMETZA®, INSTATAB™, ISORDIL®, JOVOLA™, JUBLIA™, MIVURA™, ONELZA™, ONEXTEN™, ORAMELT™, PALVATA™, RALIVIA™, SMARTCOAT™, SOLBRI™, TESIVEE™, TIAZAC®, TITRADOSE™, TOVALT™, UPZIMIA™, VASERETIC®, VASOCARD™, VASOTEC®, VEMRETA™, VOLZELO™ and ZILERAN™.

        WELLBUTRIN®, WELLBUTRIN® SR, WELLBUTRIN XL® (a once daily formulation of bupropion developed by Biovail), WELLBUTRIN® XR, ZOVIRAX® and ZYBAN® are trademarks of The GlaxoSmithKline Group of Companies ("GSK") and are used by us under license. ULTRAM® is a trademark of Ortho-McNeil, Inc. ("OMI") and is used by us under license.

        In addition, we have filed trademark applications for many of our other trademarks in the U.S. and Canada and have implemented, on an ongoing basis, a trademark protection program for new trademarks.

i

FORWARD-LOOKING STATEMENTS

        Caution regarding forward-looking information and statements and "Safe Harbor" statement under the U.S. Private Securities Litigation Reform Act of 1995:

        To the extent any statements made in this Form 6-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, statements concerning the commercialization strategy in the U.S., the focus on research and development, the intent and ability to make changes to our strategies, intent and ability to implement and effectively execute plans associated with our new strategic focus, the timing of the closure of our Puerto Rico operations, our manufacturing ability, the timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®, the tiered supply price to be received by GSK for Wellbutrin XL®, the supply price to be received by OMI for Ultram® ER, the availability of benefits under tax treaties, the timing, results and progress of our development efforts, the anticipated manufacturing and commercializing of all pipeline products that are successfully developed, including select products in global markets, the intent and ability to make future dividend payments, the intent to commence a normal course issuer bid and to repurchase our common shares, the expected finalization of supply contracts, the intent and timing of the liquidation of our auction rate securities, the expected results of certain litigation and regulatory proceedings and the outcome, amount and timing of the potential settlement of certain of these proceedings, the estimation of the amount of the U.S. securities class action settlement and the amount that our insurance carriers will pay, the availability of Director and Officer liability insurance as a result of the settlement of certain litigation, the anticipated amount of premiums to be paid in respect of Director and Officer liability insurance, the outcome of the U.S. Securities and Exchange Commission ("SEC") staff reviews of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 17, 2008 (the "2007 Form 20-F"), and amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007, and the outcome of the continuous disclosure review by the Corporate Finance Branch of the Ontario Securities Commission. Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this Form 6-K that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the resolution of insurance claims relating to certain litigation and regulatory proceedings; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and satisfaction of applicable laws for dividend payments, market liquidity for our common shares and our satisfaction of applicable laws for the acquisition of our common shares, reliance on key strategic alliances, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as

ii

investments, the outcome of the anticipated proxy contest in connection with the election of the Board of Directors at our upcoming shareholders' meeting, and other risks detailed from time to time in our filings with the SEC and the Canadian Securities Administrators, as well our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this Form 6-K, and under the heading "Risk Factors" under Item 3, Sub-Part D of the 2007 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

iii

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At March 31 2008	At December 31 2007
ASSETS
Current
Cash and cash equivalents	$431,537	$433,641
Short-term investments	79,725	—
Marketable securities	1,502	3,895
Accounts receivable	82,386	111,114
Insurance recoveries receivable	61,898	62,942
Inventories	67,427	80,745
Prepaid expenses and other current assets	10,741	14,680

	735,216	707,017
Marketable securities	23,758	24,417
Long-term investments	23,637	24,834
Property, plant and equipment, net	233,799	238,457
Intangible assets, net	616,526	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	18,000	20,700
Other long-term assets, net	38,506	35,882

	$1,789,736	$1,782,115

LIABILITIES
Current
Accounts payable	$39,332	$50,415
Dividends payable	60,384	—
Accrued liabilities	71,695	74,363
Accrued legal settlements	138,000	148,000
Accrued contract costs	45,065	45,065
Income taxes payable	3,766	647
Deferred revenue	31,983	49,088

	390,225	367,578
Deferred revenue	51,185	55,653
Income taxes payable	50,800	54,100
Other long-term liabilities	6,902	6,965

	499,112	484,296

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 161,023,729 issued and outstanding at March 31, 2008 and December 31, 2007	1,489,807	1,489,807
Additional paid-in capital	25,482	23,925
Deficit	(280,288)	(278,495)
Accumulated other comprehensive income	55,623	62,582

	1,290,624	1,297,819

	$1,789,736	$1,782,115

Commitments and contingencies (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2008	2007
REVENUE
Product sales	$196,914	$238,002
Research and development	7,353	4,841
Royalty and other	4,231	4,162

	208,498	247,005

EXPENSES
Cost of goods sold (exclusive of amortization shown separately below)	53,735	56,416
Research and development	36,332	29,722
Selling, general and administrative	43,597	49,594
Amortization	11,694	11,981
Restructuring costs	—	645

	145,358	148,358

Operating income	63,140	98,647
Interest income	3,468	9,761
Interest expense	(242)	(8,677)
Foreign exchange gain (loss)	221	(288)
Equity loss	(1,195)	(424)
Loss on impairment of investments	(3,616)	—

Income before provision for income taxes	61,776	99,019
Provision for income taxes	5,400	5,200

Net income	$56,376	$93,819

Basic and diluted earnings per share	$0.35	$0.58

Basic and diluted weighted average number of common shares outstanding (000s)	161,024	160,458

Cash dividends declared per share	$0.375	$0.375

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2008	2007
Deficit, beginning of period	$(278,495)	$(232,733)
Cumulative effect of adoption of SFAS 159	2,343	—
Net income	56,376	93,819
Cash dividends declared and dividend equivalents	(60,512)	(60,205)

Deficit, end of period	$(280,288)	$(199,119)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with United States Generally Accepted Accounting Principles
(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$56,376	$93,819
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25,073	21,885
Amortization of deferred financing costs	130	531
Amortization of discounts on long-term obligations	—	201
Accrued legal settlements	(10,000)	—
Impairment charges	3,616	—
Stock-based compensation	1,429	4,226
Equity loss	1,195	424
Other	568	696
Changes in operating assets and liabilities:
Accounts receivable	28,520	15,680
Insurance recoveries receivable	1,045	—
Inventories	11,764	(1,049)
Prepaid expenses and other current assets	3,937	4,178
Accounts payable	(9,236)	(1,724)
Accrued liabilities	(2,687)	(1,554)
Income taxes payable	2,518	(3,100)
Deferred revenue	(21,572)	(14,385)

Net cash provided by operating activities	92,676	119,828

CASH FLOWS FROM INVESTING ACTIVITIES
Addition to short-term investments	(79,725)	—
Additions to property, plant and equipment, net	(9,678)	(5,712)
Addition to restricted assets	(4,900)	—
Proceeds from sales and maturities of marketable securities	2,950	314
Additions to marketable securities	(2,926)	(332)

Net cash used in investing activities	(94,279)	(5,730)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of deferred compensation obligation, net	(138)	(246)
Cash dividends paid	—	(80,222)
Issuance of common shares	—	1,974

Net cash used in financing activities	(138)	(78,494)

Effect of exchange rate changes on cash and cash equivalents	(363)	31

Net increase (decrease) in cash and cash equivalents	(2,104)	35,635
Cash and cash equivalents, beginning of period	433,641	834,540

Cash and cash equivalents, end of period	$431,537	$870,175

NON-CASH FINANCING ACTIVITIES
Cash dividends declared but unpaid	$60,384	$60,205

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

1.     DESCRIPTION OF BUSINESS

  The Company was established on March 29, 1994 and was continued under the Canada Business Corporations Act on June 29, 2005. The Company is engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products.

2.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial reporting, which do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 17, 2008 with the U.S. Securities and Exchange Commission ("SEC") and Canadian Securities Administrators (the "2007 Form 20-F"). These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company's audited consolidated financial statements for the year ended December 31, 2007. There have been no material changes to the Company's significant accounting policies since December 31, 2007, except as described below under "Adoption of New Accounting Standards".

  Use of Estimates

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's results of operations and financial position could be materially impacted.

  Adoption of New Accounting Standards

  Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, the Company uses various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

•
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities is active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

•
Level 3 — Unobservable inputs for the asset or liability.

  To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

  The adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

  Effective January 1, 2008, the Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. The Company elected the fair value option for available-for-sale securities owned by its equity method investee in order to conform to the classification of those investments as trading securities by that investee. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2,343,000 from accumulated other comprehensive income to opening retained earnings. The Company did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

  Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF Issue No. 07-3 did not have any impact on the Company's consolidated financial statements.

  Recently Issued Accounting Standards, Not Adopted as of March 31, 2008

  In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, the Company is required to adopt the disclosure requirements of this standard beginning January 1, 2009.

  In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, the Company is required to adopt SFAS 157 for nonfinancial assets and liabilities beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on its consolidated financial statements.

  In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, the Company is required to adopt EITF 07-1 beginning January 1, 2009. The Company is currently evaluating the effect that the adoption of EITF 07-1 will have on its consolidated financial statements.

  In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, the Company is required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As the Company currently has no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not expected to have a material effect on its consolidated financial statements.

3.     FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company's financial assets recorded at fair value have been categorized based on the fair value hierarchy in accordance with SFAS 157 (as described in note 2). The following fair value hierarchy table presents the components and classification of the Company's financial assets measured at fair value at March 31, 2008:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale debt securities	$369,022	$356,094	$12,928	$—
Available-for-sale equity securities	15,079	15,079	—	—
Auction rate securities	14,774	—	—	14,774

Total financial assets	$398,875	$371,173	$12,928	$14,774

Cash and cash equivalents	$278,811	$276,369	$2,442	$—
Short-term investments	79,725	79,725	—	—
Marketable securities	25,260	—	10,486	14,774
Long-term investments	15,079	15,079	—	—

Total financial assets	$398,875	$371,173	$12,928	$14,774

  Available-for-sale debt securities using Level 1 inputs include U.S. treasury bills and money market funds that are actively traded or have quoted prices. Available-for-sale debt securities using Level 2 inputs include corporate bonds and government bonds that have quoted prices in markets that are not active. Available-for-sale equity securities include publicly traded securities for which quoted market prices are available.

  The Company did not have any financial liabilities at March 31, 2008 that were subject to fair value measurements under SFAS 157.

  The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2008:

Auction Rate Securities
Balance at January 1, 2008	$18,000
Total unrealized losses:
Included in loss on impairment of investments	(2,920)
Included in other comprehensive income	(256)
Settlements	(50)

Balance at March 31, 2008	$14,774

Total amount of unrealized losses for the period included in net income relating to securities still held at March 31, 2008	$(2,920)

  Auction Rate Securities

  At March 31, 2008 and December 31, 2007, the Company had $26,775,000 and $26,825,000, respectively, of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

  With the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders. The Company's auction rate securities all had "Aaa/AAA" credit ratings at the time of purchase. Prior to December 31, 2007, two of these securities with an aggregate principal amount of $6,000,000 were downgraded to "A3/AAA", and one other of these securities with a principal amount of $3,000,000 was downgraded to "A2/AAA". Between January 1, 2008 and March 17, 2008 (the date of filing of the 2007 Form 20-F), the two "A3/AAA" rated securities and one "A2/AAA" rated security were downgraded again to "A3/CCC" and "A2/CC", respectively. Subsequent to March 17, 2008, the two "A3/CCC" rated securities and one "A2/CC" rated security have been further downgraded to "B3/CCC" and "B2/CC", respectively. Those three securities continue to be on credit watch with negative implications. One other of the Company's auction rate securities with a rating of "Aaa/AAA" and a principal amount of $2,775,000 also continues to be on credit watch with negative implications. The Company has not been advised of any changes to the "Aaa/AAA" credit ratings on its remaining auction rate securities.

  The estimated fair values of the Company's auction rate securities at March 31, 2008 and December 31, 2007 were $14,774,000 and $18,000,000, respectively, which reflected write-downs of $12,001,000 and $8,825,000, respectively, to the cost bases at those dates. Although these securities continue to pay interest according to their stated terms, based on its analysis of other-than-temporary impairment factors, the Company recorded impairment charges of $2,920,000 in the three months ended March 31, 2008 and $6,000,000 in the year ended December 31, 2007, reflecting the portion of its auction rate securities that the Company has concluded has an other-than-temporary decline in estimated fair value. In addition, the Company recorded unrealized losses in other comprehensive income of $256,000 in the three months ended March 31, 2008 and $2,825,000 in the year ended December 31, 2007, reflecting adjustments to its auction rate securities that the Company has concluded have a temporary decline in estimated fair value.

  Due to the lack of Level 1 observable market quotes for these securities, the Company utilized valuation models based on Level 3 unobservable inputs in order to estimate the fair value of its auction rate securities at March 31, 2008 and December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of the Company's auction rates securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company's valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

  As there is uncertainty as to when market liquidity will return to normal, the Company has classified these securities as long-term marketable securities on the consolidated balance sheets at March 31, 2008 and December 31, 2007.

  The Company has commenced arbitration proceedings in the State of New York against Credit Suisse Securities (USA) LLC ("Credit Suisse") in respect of these securities, as described in note 11.

4.     INVENTORIES

	At March 31 2008	At December 31 2007
Raw materials	$26,438	$32,577
Work in process	14,320	14,748
Finished goods	26,669	33,420

	$67,427	$80,745

5.     INTANGIBLE ASSETS

	At March 31, 2008		At December 31, 2007
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Trademarks	$573,751	$184,479	$573,751	$177,210
Product rights	344,929	125,875	344,929	119,402
Technology	14,800	6,600	14,800	6,354

	933,480	$316,954	933,480	$302,966

Less accumulated amortization	316,954		302,966

	$616,526		$630,514

  Amortization Expense

  Amortization expense related to intangible assets that contribute to multiple business activities, including research and development, manufacturing and supply, royalty and licensing, and/or sales, marketing and distribution, is included in amortization expense. Amortization expense related to intangible assets that are associated with a single business activity is included in cost of goods sold, or other income statement line item, as appropriate.

  Amortization expense related to intangible assets in the three months ended March 31, 2008 and 2007 was recorded as follows:

	Three Months Ended March 31
	2008	2007
Royalty and other revenue	$268	$268
Cost of goods sold	2,026	2,026
Amortization expense	11,694	11,981

	$13,988	$14,275

6.     RESTRICTED ASSETS

  In March 2008, under the terms of its reinsurance agreement, the Company provided security in trust in the amount of $4,900,000. That amount has been recorded in other long-term assets on the consolidated balance sheet at March 31, 2008.

7.     STOCK-BASED COMPENSATION

  Stock Options and Restricted Share Units

  The Company recognizes stock-based compensation expense related to stock options and restricted share units ("RSUs") on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

  The following table summarizes the components and classification of stock-based compensation expense related to stock options and RSUs:

	Three Months Ended March 31
	2008	2007
Stock options	$1,252	$4,226
RSUs	177	—

Stock-based compensation expense	$1,429	$4,226

Cost of goods sold	$122	$325
Research and development expenses	214	672
Selling, general and administrative expenses	1,093	3,229

Stock-based compensation expense	$1,429	$4,226

  The Company did not recognize any tax benefits for stock-based compensation expense in the three months ended March 31, 2008 and 2007.

  The following table summarizes stock option activity during the three months ended March 31, 2008:

	Options (000s)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2008	5,256	$23.02
Expired or forfeited	(507)	28.24

Outstanding at March 31, 2008	4,749	$22.46	2.6	$—

Vested and exercisable at March 31, 2008	3,657	$22.33	2.3	$—

  No stock options were granted or exercised in the three months ended March 31, 2008. At March 31, 2008, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $7,600,000, which will be amortized over the weighted-average remaining requisite service period of approximately 15 months.

  The following table summarizes non-vested RSU activity during the three months ended March 31, 2008:

	RSUs (000s)	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2008	125	$20.18
Granted	217	13.26
Reinvested dividend equivalents	12	10.92
Forfeited	(5)	13.26

Outstanding at March 31, 2008	349	$15.66

  At March 31, 2008, the total remaining unrecognized compensation expense related to non-vested RSUs amounted to $4,802,000, which will be amortized over the weighted-average remaining requisite service period of approximately 45 months.

  Deferred Share Units

  No deferred share units ("DSUs") were issued or settled during the three months ended March 31, 2008. At March 31, 2008 and December 31, 2007, the Company had a liability related to DSUs of $2,991,000 and $3,275,000, respectively, based on the trading price of the Company's common shares as of those dates. In the three months ended March 31, 2008, the Company recorded a recovery of compensation expense related to DSUs of $238,000, compared with compensation expense of $206,000 recorded in the three months ended March 31, 2007.

8.     INCOME TAXES

  The Company's effective tax rates were 8% and 5% in the three months ended March 31, 2008 and 2007, respectively. The increase in the effective tax rate was primarily due to the effect of certain components of the provision for income taxes that do not vary with pre-tax income.

9.     EARNINGS PER SHARE

  Earnings per share were calculated as follows:

	Three Months Ended March 31
	2008	2007
Net income	$56,376	$93,819

Basic weighted average number of common shares outstanding (000s)	161,024	160,458

Dilutive effect of stock options and RSUs (000s)	—	—

Diluted weighted average number of common shares outstanding (000s)	161,024	160,458

Basic and diluted earnings per share	$0.35	$0.58

  In the three months ended March 31, 2008 and 2007, stock options and RSUs equivalent to approximately 5,193,000 and 6,508,000 common shares of the Company, respectively, were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

10.     COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended March 31
	2008	2007
Net income	$56,376	$93,819

Comprehensive income
Foreign currency translation adjustment	(5,419)	1,531
Net unrealized holding gain (loss) on available-for-sale securities	803	(1,134)
Cumulative effect of adoption of SFAS 159	(2,343)	—

Other comprehensive income (loss)	(6,959)	397

Comprehensive income	$49,417	$94,216

11.   LEGAL PROCEEDINGS

  From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, antitrust, governmental and regulatory investigations and related private litigation. There are also ordinary course employment related issues and other types of claims in which the Company routinely becomes involved but which individually and collectively are not material.

  Unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of the Company's common shares to decline.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with United States Generally Accepted Accounting Principles
(All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

11.   LEGAL PROCEEDINGS (Continued)

  From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company cannot reasonably predict the outcome of these proceedings, some of which may involve significant legal fees. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets.

  Governmental and Regulatory Inquiries

  In July 2003, the Company received a subpoena from the U.S. Attorney's Office ("USAO") for the District of Massachusetts requesting information related to the promotional and marketing activities surrounding the commercial launch of Cardizem® LA. In particular, the subpoena sought information relating to the Cardizem® LA Clinical Experience Program, titled P.L.A.C.E. (Proving L.A. Through Clinical Experience). In October 2007, the Company received an additional related subpoena.

  Subsequently, by letter dated January 29, 2008, the USAO notified the Company that it is the target of a federal grand jury investigation relating to the P.L.A.C.E. program. The investigation could lead to civil or criminal charges against the Company. The Company has cooperated fully with the investigation and will continue to cooperate. The USAO invited the Company to provide evidence and arguments bearing on the matter and the Company has done so. The Company cannot predict the outcome of this matter.

  On November 20, 2003, the Company received notification from the SEC indicating that the SEC would be conducting an informal inquiry relating to the Company's accounting and disclosure practices for the fiscal year 2003. These issues included whether or not the Company improperly recognized revenue and expenses for accounting purposes in relation to its financial statements in certain periods, disclosure related to these statements, and whether the Company provided misleading disclosure concerning the reasons for its forecast of a revenue shortfall in respect of the three-month period ended September 30, 2003 and certain transactions associated with a corporate entity acquired by the Company in 2002. On March 3, 2005, the Company received a subpoena from the SEC reflecting the fact that the SEC had entered a formal order of investigation. The subpoena sought information about the Company's financial reporting for the fiscal year 2003. Also, the scope of the investigation became broader than initially, and the period under review was extended to encompass the period January 1, 2001 to May 2004. The Company has received additional subpoenas from the SEC from time to time requiring additional documents, including documents related to, among other things, the trading and ownership of Biovail shares, which is consistent with the matters the Ontario Securities Commission ("OSC") was investigating as described below.

  On May 14, 2007, the Company issued a press release acknowledging that it had received a "Wells Notice" from the staff of the SEC alleging violations of federal securities laws related to the investigation described above. Four current and former officers also received Wells Notices shortly thereafter. The Company is indemnifying those individuals for legal expenses. Under the Wells process established by the SEC, the Company had the opportunity to respond to the "Wells Notice" before the staff made its recommendation to the SEC to commence a civil enforcement proceeding against the Company.

  On March 24, 2008, the SEC filed a civil complaint against the Company, Eugene Melnyk, former Chairman and Chief Executive Officer ("CEO"), Brian Crombie, former Chief Financial Officer ("CFO"), and two current employees, Kenneth Howling and John Miszuk. The Company has entered into a Consent Decree with the SEC in which the Company has not admitted to the civil charges contained in the complaint but has agreed to pay $10,000,001 to the SEC to fully settle the matter. As part of the settlement, the Company has also agreed to an examination of its accounting and related functions by an independent consultant. The settlement does not include the four individuals.

  The Company has been contacted by the United States Attorney's Office for the Eastern District of New York ("EDNY"), who informed the Company that the office is conducting an investigation into the same matters that the SEC is investigating. The EDNY conducted interviews of several current or former Biovail employees and has requested documents related to fiscal years 2002 and 2003. The Company intends to cooperate with the investigation. The Company cannot predict the outcome or timing of when this matter may be resolved.

  Over the last number of years, the Company has received a number of communications from the OSC relating to its disclosure, and/or seeking information pertaining to certain financial periods. The OSC had advised the Company that it was investigating whether the Company had improperly recognized revenue for accounting purposes in relation to the interim financial statements filed by the Company for each of the four quarters in 2001, 2002 and 2003, and related disclosure issues. The OSC also investigated whether the Company provided misleading disclosure concerning the reasons for Biovail's forecast of a revenue shortfall in respect of the three-month period ending September 30, 2003, as well as issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements, whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information, whether certain transactions may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004 and whether certain registrants (who are former directors of Biovail) may have had conflicts of interest in relation to the trading of the Company's shares.

  Pursuant to a notice of hearing dated July 28, 2006, the staff of the OSC gave notice that an administrative hearing pursuant to sections 127 and 127.1 of the Securities Act (Ontario), R.S.O. 1990, c. S.5 (the "Ontario Securities Act") would be held related to the issues surrounding the trading in the Company's shares. The respondents in the hearing include former Chairman and CEO Eugene Melnyk and a former director of the Company, among others. The Company was not a party to this proceeding. The proceeding as against Eugene Melnyk has been settled. The hearing against the former director has concluded and no decision has yet been rendered.

  Pursuant to a notice of hearing dated March 24, 2008, the staff of the OSC gave notice that an administrative hearing would be held related to the other matters investigated. The notice named the Company, former Chairman and CEO Eugene Melnyk, former CFO Brian Crombie, and Kenneth Howling and John Miszuk, two current employees who were former officers. The hearing is scheduled to commence in February 2009.

  Securities Class Actions

  In late 2003 and early 2004, a number of securities class action complaints were filed in the United States District Court for the Southern District of New York naming Biovail and certain of its current and former officers and a former director as defendants. On or about June 18, 2004, the plaintiffs filed a Consolidated Amended Complaint (the "Complaint"), alleging among other matters, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 promulgated thereunder. The Company responded to the Complaint by filing a motion to dismiss, which the Court denied. Thereafter, the Company filed its Answer denying the allegations in the Complaint.

  On February 28, 2006, the plaintiffs filed a motion for class certification. The Company opposed that motion. That motion was heard on March 23, 2007 and no decision was rendered.

  On August 25, 2006, the plaintiffs filed a Consolidated Second Amended Class Action Complaint ("Second Amended Complaint") under seal. The Second Amended Complaint alleges, among other matters, that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. More specifically, the Second Amended Complaint alleges that the defendants made materially false and misleading statements that inflated the price of the Company's stock between February 7, 2003 and March 2, 2004. The plaintiffs sought to represent a class consisting of all persons, other than the defendants and their affiliates, who purchased the Company's stock during that period. On October 16, 2006, the Company filed its Answer denying the allegations in the Second Amended Complaint.

  On January 26, 2007, United States District Judge Richard Owen issued an Order (the "January 26 Order") in this matter that sanctioned the Company for its use in a separate action of certain documents obtained in lawful discovery from a third party and ordered the return of the documents and the redaction of any claims in the separate action based solely upon the documents. See "Biovail Action Against S.A.C. and Others" below. The Company then became involved in further hearings before Judge Owen to determine whether there was compliance with the January 26 Order. The Company resolved certain issues related to this hearing with the third party whose documents formed the subject matter of the hearing. However, Judge Owen did not decide the matter prior to being replaced as described below.

  In December 2007, the Company and the named individual defendants entered into an agreement in principle to settle this matter. The settlement is subject to approval by the United States District Court for the Southern District of New York. The settlement class includes, with certain exceptions, all persons or entities that purchased the common stock of Biovail during the period from February 7, 2003 to March 2, 2004.

  Under the terms of the agreement, the total settlement amount payable is $138,000,000, out of which the Court-approved legal fees to the plaintiffs' counsel will be paid. Biovail estimates that its insurance carriers will pay approximately $55,000,000 of the settlement amount and that the Company will ultimately pay approximately $83,000,000. The agreement contains no admission of wrongdoing by Biovail or any of the named individual defendants, nor did Biovail or any of the named defendants acknowledge any liability or wrongdoing by entering into the agreement.

  On February 22, 2008, the parties were advised that the case has been re-assigned to Judge Gerald Lynch. Judge Lynch issued an order that deemed all motions withdrawn pending finalization of the settlement. This includes the pending motion for sanctions under the January 26 Order. Accordingly, the Company does not now face any additional sanctions.

  The settlement has now received preliminary Court approval. The final Court approval hearing is currently scheduled for August 2008.

  On September 21, 2005, the Canadian Commercial Workers Industry Pension Plan commenced a securities class action in Canada against Biovail and several of its officers. The action is purportedly prosecuted on behalf of all individuals other than the defendants who purchased Biovail's common stock between

  February 7, 2003 and March 2, 2004. The claim seeks damages in excess of $100,000,000 for misrepresentation and breaches of s. 134 of the Ontario Securities Act and ss. 36 and 52 of the Competition Act, R.S. 1985, c. C-34, as well as class-wide punitive and exemplary damages. The claim essentially relies on the same facts and allegations as those cited in the Second Amended Complaint. The claim was served on the Company and the named officers on September 29, 2005. The plaintiffs had not taken any steps to certify the action as a class proceeding or otherwise to move it forward.

  On April 23, 2008, the Company and the individuals entered into an agreement to settle this matter. Under the terms of the agreement, the parties have agreed that the sole source of compensation for the plaintiffs will be the U.S. settlement funds referenced above. There is no admission of wrongdoing. The agreement has received preliminary court approval. The final court approval hearing is scheduled for September 2008.

  Antitrust

  Several class action or representative action complaints in multiple U.S. jurisdictions have been filed against the Company in which the plaintiffs have alleged that the Company improperly impeded the approval of a generic form of Tiazac®. Those actions filed in U.S. federal courts were filed in, or transferred to, and in some cases consolidated or coordinated in, the United States District Court for the District of Columbia. The Company believes that the complaints are without merit and that the Company's actions were in accordance with its rights under the Hatch-Waxman Act and applicable law. Moreover, the Company's position is that it is not responsible for the inability of Andrx Corporation and Andrx Pharmaceuticals Inc. (collectively, the "Andrx Group") to receive timely final marketing approval from the U.S. Food and Drug Administration ("FDA") for its generic Tiazac® because the Andrx Group product did not receive FDA approval for a lengthy period following the removal of all legal or regulatory impediments by the Company.

  The Court granted the Company's motion for Summary Judgment seeking to dismiss all of the federal actions, which the federal plaintiffs have appealed.

  These appeals have been consolidated by the Court of Appeals. The appeal was heard on September 7, 2007 and a decision is currently pending.

  The Company has brought the Court's decision on Biovail's motions for Summary Judgment to the attention of the Superior Court of the State of California for Los Angeles County, the Superior Court of the State of California for the County of San Diego and the Superior Court of the State of California for the County of Alameda, where several State Court actions are pending. The Superior Court for the County of San Diego directed that certain discovery concerning the Andrx Group's regulatory problems that was already produced to the federal plaintiffs be made available to the plaintiffs in that case. The Company complied with the Court's direction and then moved to dismiss the amended complaint in the case. The Court granted the Company's motion and dismissed the complaint with leave for the plaintiffs to file an amended complaint, which they filed. The Company then moved to dismiss the amended complaint. The Court also granted that motion and dismissed the amended complaint with prejudice. The plaintiffs moved to have the Court reconsider its decision, which the Court denied. The plaintiffs have appealed, but their appeal was dismissed after they failed to file an appellate brief. The actions in the other California courts are stayed pending the final disposition of the cases pending in the District of Columbia.

  Several class action and individual action complaints in multiple jurisdictions have been commenced jointly against the Company, Elan Corporation plc ("Elan") and Teva Pharmaceuticals Industries Ltd. ("Teva")

  relating to an agreement between the Company and Elan for the licensing of Adalat CC products from Elan. These actions were transferred to the United States District Court for the District of Columbia. The agreement in question has since been dissolved as a result of a consent decree with the U.S. Federal Trade Commission. The Company believes these suits are without merit because, among other reasons, the Company believes that any delay in the marketing or out-licensing of the Company's Adalat CC product was due to manufacturing difficulties the Company encountered and not because of any improper activity on its part. The Company filed a motion for the summary dismissal of these actions. The Court has denied the Company's motion to dismiss the damage claims brought on behalf of a purported class of so-called "direct purchasers", generally consisting of distributors and large chain drug stores, but dismissed the claims of a class of consumers and "indirect purchasers". The remainder of the federal action is proceeding on the merits through the normal legal process. A class certification took place on May 24, 2007 and, in November 2007, the Court approved certification of a class of alleged "direct purchasers". In December 2007, the Defendants moved for the Court to reconsider that decision. A hearing has not yet taken place.

  On March 21, 2006, the Company was advised that an additional claim in respect of this fact situation was filed by Maxi Drug Inc. d/b/a Brooks Pharmacy in the United States District Court, District of Columbia. The Company has accepted service of this complaint, and the case will proceed on the merits according to the schedule set by the Court in the related federal cases pending in the District of Columbia.

  The consumer and "indirect purchasers" claims were re-filed in the Superior Court of the State of California. All court dates in the California action were taken off calendar as the parties reached agreement for a settlement subject to completion of the necessary documentation and approval of the Court. In general, the settlement calls for the certification of a settlement class consisting of all indirect purchases of 30mg or 60mg Adalat CC from October 1, 1999 to the present. The total payment made by all the defendants was $8,200,000, which the defendants agreed to pay in three equal shares. The Company's one-third share was $2,733,000. The settlement has now received final Court approval.

  On April 4, 2008, a direct purchaser plaintiff filed a class action antitrust complaint in the United States District Court for the District of Massachusetts against the Company and SmithKline Beecham Inc. alleging that the Company and SmithKline Beecham improperly impeded generic forms of Wellbutrin XL® from entering the market. The Company believes that the complaint is without merit and that the Company's actions were in accordance with its rights under the Hatch-Waxman Act and applicable patent law. The Company has not yet answered or otherwise responded to the complaint, and the federal court action is proceeding through the normal legal process.

  Intellectual Property

  On February 3, 2006, the Company and Laboratoires Des Produits Éthiques Ethypharm instituted an action against Sandoz Canada Inc. ("Sandoz") and Andrx Group stating that certain patents applicable to Tiazac® have been infringed contrary to the Patent Act (Canada) by the defendants. In addition, the Company is seeking injunctive relief restraining the defendants from offering for sale and/or manufacturing in Canada any product covered by the Company's patents and/or procuring the infringement of the Company's patents.

  The defendants served the Company with a Statement of Defence and Counterclaim on May 15, 2006. Biovail delivered its reply on May 30, 2006 and pleadings closed in June 2006. The matter is proceeding through discovery.

  RhoxalPharma Inc. ("RhoxalPharma") filed an Abbreviated New Drug Submission in Canada, seeking approval of a generic version of Tiazac®. On January 26, 2004, the Company listed Canadian Patent No. 2,242,224 (the "224 patent") on the Canadian Patent Registry (the "Patent Register") against Tiazac®. The Company received a Notice of Allegation from RhoxalPharma on February 20, 2004 alleging that it did not infringe the claims of the 224 patent. On April 1, 2004 the Company instituted its second application against RhoxalPharma. The matter was heard September 21 and 22, 2005. On October 19, 2005, the Federal Court of Canada issued a decision concluding that RhoxalPharma's allegation of non-infringement was justified. The Company appealed the decision, but the appeal was dismissed on March 2, 2006. The only issue that remains outstanding is RhoxalPharma's entitlement to legal costs.

  In August of 2006, Sandoz brought an action against the Company under section 8 of the Patented Medicine (NOC) Regulations demanding damages for having been kept off the market with its generic version of Tiazac® due to prohibition proceedings taken against Sandoz's predecessors by Biovail under the Patented Medicine (NOC) Regulations, which were subsequently dismissed in November of 2005. This action is at an early stage and the Company cannot assess the merits, if any, of the claim at this stage.

  Apotex Inc. ("Apotex") has filed a submission with the Minister of Health in Canada, which seeks approval of APO-Metformin ER (500mg), a generic form of Glumetza®. In connection with that submission, Apotex has served the Company with a Notice of Allegation in respect of two patents listed in the Patent Register. Apotex alleges that APO-Metformin ER will not infringe the patents and, alternately, that the patents are invalid. On January 23, 2008, the Company instituted legal proceedings in the Federal Court of Canada that prevented the issuance of a Notice of Compliance to Apotex until these proceedings are concluded, or until the expiry of 24 months from the date that the Company's application in the Federal Court of Canada was issued, whichever is earlier. While a schedule for the hearing of the Company's application has not yet been established, it is anticipated that the matter will come to a hearing before a judge of the Federal Court of Canada within the next two years.

  Anchen Pharmaceuticals, Inc. ("Anchen") filed an Abbreviated New Drug Application ("ANDA") in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the U.S. District Court for the Central District of California. On August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen's Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. Biovail has filed an appeal of the decision to the Court of Appeals for the Federal Circuit (CAFC), which appeal was heard on September 5, 2007. A decision on this appeal is currently pending. On December 14, 2006, the FDA approved Anchen's ANDA for its 150mg and 300mg generic formulations. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax, Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax, which 300mg product was first marketed by Teva on or about December 18, 2006.

  Impax filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg, and subsequently 300mg). On March 7, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Eastern District of Pennsylvania. On

  December 15, 2006, the FDA approved Impax's ANDA for its 300mg generic formulation, and tentatively approved its 150mg generic formulation. Under an Exclusivity Transfer Agreement with Anchen, Teva and Impax Laboratories, Inc., Anchen selectively waived its 180-day exclusivity to market its 300mg strength generic formulation in favour of Impax. Under an agreement with Teva, Impax's 300mg formulation was first marketed by Teva on or about December 18, 2006.

  Watson Pharmaceuticals, Inc. ("Watson") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On September 8, 2005, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of New York. On January 31, 2007, the FDA tentatively approved Watson's 150mg and 300mg generic formulations.

  Under the terms of a comprehensive settlement agreement entered into in February 2007 with Anchen, Impax, Watson and Teva, the lawsuits against Impax and Watson have been dismissed and a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing May 30, 2008. Upon the occurrence of specified events, including an adverse decision of Biovail's appeal of the non-infringement summary judgment previously granted to Anchen and/or when new prescriptions of BVF-033 exceed 35% of new prescriptions for Wellbutrin XL® 150mg, this launch could occur earlier than May 30, 2008.

  Abrika Pharmaceuticals ("Abrika") filed an ANDA in the U.S., seeking approval for a generic version of Wellbutrin XL® (150mg and 300mg). On December 21, 2004, the Company instituted legal proceedings pursuant to the Hatch-Waxman Act in the United States District Court for the Southern District of Florida. If Abrika obtains FDA approval, it must wait for Anchen's 180-day exclusivity period to end before it can market its generic version of Wellbutrin XL®. Abrika brought a motion for summary judgment that was heard on November 2, 2005. Following the oral arguments on this motion in December 2005 and supplemental oral arguments on the motion in April 2006, the Court stayed the motion in order to allow discovery to proceed and for further supplemental briefing. On July 31, 2007, the Court dismissed this matter with prejudice pursuant to a settlement agreement between the parties. By virtue of the settlement, Abrika may market its generic versions of Wellbutrin XL® once it receives final approval from the FDA to engage in such marketing, subject to the first filer's exclusivity period.

  On August 24, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Columbia, relating to Biovail's pending Citizen Petition filed with the FDA on December 20, 2005, concerning bioequivalence for extended-release generic versions of bupropion products.

  On December 14, 2006, the FDA denied Biovail's Citizen Petition and granted Anchen an ANDA to market a generic version of Wellbutrin XL®. On December 18, 2006, Biovail moved to amend and supplement its original complaint. That same day, Biovail filed a second motion requesting a temporary restraining order and a preliminary injunction. On March 22, 2007, the District Court granted Biovail's motion to amend and supplement its Complaint, but denied its request to a temporary restraining order and preliminary injunction. Answers to Biovail's Amended Complaint have been filed. The parties are awaiting the District Court's scheduling of an initial status conference.

  On December 18, 2006, Biovail filed suit against the FDA in the United States District Court for the District of Maryland, seeking to stay the effectiveness of the FDA's approval of Impax's manufacture of a 300-mg dosage of a generic version of Wellbutrin XL® pursuant to an ANDA. Biovail argued that this approval violated Biovail's right to a 30-month stay of ANDA approval under the Hatch-Waxman Act.

  The FDA, and intervenors Impax and Teva, filed answers to Biovail's complaint on February 20, 2007. On February 21, 2007, the Court entered a scheduling order, setting a discovery deadline of July 6, 2007, at which time the parties were required to submit a joint status report to the Court. The Company's settlement of its lawsuit with Impax referenced above effectively renders this lawsuit moot, and as a result the parties have voluntarily dismissed this action without prejudice.

  Par Pharmaceutical Companies, Inc. ("Par") filed an ANDA with the FDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 200mg. On May 9, 2007, Biovail Laboratories International SRL ("BLS"), along with Purdue Pharma Products L.P., Napp Pharmaceutical Group Ltd. and OMI filed a complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of that application. Par has answered the complaint and asserted counterclaims of non-infringement and patent invalidity. The plaintiffs have denied the counterclaims. On May 22, 2007, Par informed the Company that it had filed a supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 100mg. On June 28, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 100mg strength formulation. On July 23, 2007, Par answered the second complaint and asserted counterclaims of non-infringement and patent invalidity. A case schedule has now been set, pursuant to which trial is expected to commence on November 10, 2008. On September 24, 2007, Par informed the Company that it had filed another supplemental ANDA seeking approval to market Tramadol Hydrochloride Extended Release Tablets, 300mg. On October 24, 2007, the same plaintiffs filed another complaint in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 6,254,887 by the filing of that ANDA, thereby triggering a 30-month stay of FDA's approval of the 300mg strength formulation. The case is currently in discovery and is proceeding in the ordinary course.

  Defamation and Tort

  On April 29, 2003, Jerry I. Treppel, a former analyst at Banc of America Securities, commenced an action in the United States District Court for the Southern District of New York naming as defendants the Company and certain of its officers, and against Michael Sitrick and Sitrick & Company, Inc. (in their capacity as consultants to the Company), in which he has alleged that he was defamed by the defendants and that the Company's actions resulted in damages to him by way of lost employment and employment opportunities.

  The Company filed a motion to dismiss this action, which, after rehearing, the Court granted in part and denied in part. In response, the plaintiff filed a second amended complaint on March 24, 2005, which generally repeated the allegations and asserted that all defendants acted in concert and participated in the defamatory and other alleged misconduct.

  On May 27, 2005, Eugene Melnyk, the Company's former Chairman and CEO, filed an answer to the second amended complaint and a counterclaim against Mr. Treppel. This counterclaim alleges defamation, defamation per se, and civil conspiracy. Mr. Melnyk's claims relate to, among other things, written and oral communications made by Mr. Treppel that caused damage to Mr. Melnyk's professional and business reputation.

  Biovail and the named defendants, including Mr. Melnyk, filed a motion to dismiss the second amended complaint. Mr. Treppel also moved to dismiss the counterclaim brought by Mr. Melnyk.

  On August 30, 2005, the Court granted in part and denied in part the motion to dismiss Mr. Treppel's claims, and dismissed the case with prejudice against three of the five defendants. In the Order the Court further noted that the remaining claims against Biovail and the only remaining individual defendant, Mr. Melnyk, were limited to the defamation, tortious interference and civil conspiracy claims arising out of three statements he found to be susceptible of a defamatory meaning.

  The Court also denied in part and granted in part Mr. Treppel's motion to dismiss Mr. Melnyk's counterclaims against Mr. Treppel. This counterclaim is therefore proceeding on certain of the claims of defamation and defamation per se made by Mr. Melnyk.

  The case is currently in discovery.

  Biovail Action Against S.A.C. and Others

  On February 22, 2006, the Company filed a lawsuit in Superior Court, Essex County, New Jersey, seeking $4.6 billion in damages from 22 defendants (the "S.A.C. Complaint"). The S.A.C. Complaint alleges that the defendants participated in a stock market manipulation scheme that negatively affected the market price of Biovail shares and alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available.

  The original defendants included: S.A.C. Capital Management, LLC, S.A.C. Capital Advisors, LLC, S.A.C. Capital Associates, LLC, S.A.C. Healthco Funds, LLC, Sigma Capital Management, LLC, Steven A. Cohen, Arthur Cohen, Joseph Healey, Timothy McCarthy, David Maris, Gradient Analytics, Inc., Camelback Research Alliance, Inc., James Carr Bettis, Donn Vickrey, Pinnacle Investment Advisors, LLC, Helios Equity Fund, LLC, Hallmark Funds, Gerson Lehrman Group, Gerson Lehrman Group Brokerage Services, LLC, Thomas Lehrman, Patrick Duff, and James Lyle. The defendants Hallmark Funds and David Maris have been voluntarily dismissed from the action by the Company.

  The lawsuit is in its early stages. Although initially removed from New Jersey State Court to federal court by the defendants, the case was remanded back to the New Jersey State Court. No discovery has been conducted. All defendants have moved to dismiss the complaint. These motions have yet to be heard by the Court.

  On January 26, 2007, United States District Judge Richard Owen issued an Order in a securities class action proceeding against the Company in the United States District Court for the Southern District of New York (described more fully above) that sanctioned the Company for its use in the S.A.C. Complaint of certain documents obtained in lawful discovery in the securities class action. Judge Owen ordered the return of the documents and the redaction of the S.A.C. Complaint. On February 22, 2007, the Company filed an Amended Complaint.

  Pursuant to a March 16, 2007 Order, this case has been stayed pending the resolution of motions to dismiss in a factually similar class action that does not involve the Company and pending further determination in the sanctions hearing before Judge Owen (described above). This stay currently remains in force. On September 10, 2007, the Company resolved in part a motion for sanctions previously pending in the United States District Court for the Southern District of New York. As part of that resolution, the Company dismissed defendant David Maris from this action and filed a Second Amended Complaint on October 3, 2007, removing the name of David Maris and his employer, Banc of America Securities LLC ("BAS"), from the S.A.C. Complaint. Pursuant to this settlement Maris and BAS will participate in depositions and will produce certain documents upon subpoena.

  General Civil Actions

  Complaints have been filed by the City of New York, the State of Alabama, the State of Mississippi and a number of counties within the State of New York, claiming that the Company, and numerous other pharmaceutical companies, made fraudulent misstatements concerning the "average wholesale price" of their prescription drugs, resulting in alleged overpayments by the plaintiffs for pharmaceutical products sold by the companies.

  The City of New York and plaintiffs for all the counties in New York (other than Erie, Oswego and Schenectady) have voluntarily dismissed the Company and certain others of the named defendants on a without prejudice basis. Similarly, the State of Mississippi has voluntarily dismissed its claim against the Company and a number of defendants on a without prejudice basis.

  In the case brought by the State of Alabama, the Company has answered the State's Amended Complaint and discovery is ongoing. The cases brought by the New York State counties of Oswego, Schenectady and Erie, each of which was originally brought in New York State court, were removed by defendants to federal court on October 11, 2006. The Company answered the complaint in each case after the removal to federal court. The cases were subsequently remanded and, following the remand, the defendants made an application to the New York State Litigation Coordinating Panel for pretrial coordination of the three actions. That application is pending.

  Based on the information currently available, and given the small number of Biovail products at issue and the limited time frame in respect of such sales, the Company anticipates that even if these actions are successful, any recovery against Biovail would likely not be significant.

  On May 6, 2008, BLS commenced an arbitration under FINRA rules against Credit Suisse seeking $26,775,000 in compensatory damages and $53,550,000 in punitive damages. The Statement of Claim alleges that Credit Suisse, as non-discretionary manager of BLS's cash management account, fraudulently or negligently and in breach of the parties' customer agreement, invested BLS's assets in auction rate securities, which were not among BLS's approved investments. The matter is in its preliminary stages and the Company anticipates it will proceed in the ordinary course.

12.   SEGMENT INFORMATION

  The Company operates in one operating segment — pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

13.   SUBSEQUENT EVENT

  On May 8, 2008, the Company announced its intention to close its two Puerto Rico manufacturing facilities, and transfer certain manufacturing processes to its Steinbach, Manitoba facility, over the next 18 to 24 months. The Company also announced its intention to file a normal course issue bid to purchase up to 14,000,000 of its common shares during a one-year period.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

(All dollar amounts are expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the unaudited consolidated financial statements, and condensed notes thereto, prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP") for the interim period ended March 31, 2008. This MD&A should also be read in conjunction with the annual MD&A and audited consolidated financial statements and notes thereto prepared in accordance with U.S. GAAP that are contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on March 17, 2008 with the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators ("CSA") (the "2007 Form 20-F").

        Additional information relating to our Company, including the 2007 Form 20-F, is available on SEDAR at www.sedar.com.

        The discussion and analysis contained in this MD&A are as of May 12, 2008.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, strategies, beliefs, intentions, plans, estimates, and outlook, including, without limitation, statements concerning the following:

  •
  Intent and ability to implement and effectively execute plans associated with our new strategic focus;

  •
  Timing of the closure of our Puerto Rico operations;

  •
  Intent to commence a normal course issuer bid and to repurchase our common shares;

  •
  Timing of, and the impact on the tiered supply pricing for Wellbutrin XL® of, the launch of a generic version of the 150mg strength;

  •
  Regulatory approval and product commercialization timelines;

  •
  Intent and ability to make future dividend payments;

  •
  Timing, results, and progress of research and development efforts;

  •
  Expected impact of the resolution of certain litigation and regulatory proceedings;

  •
  Sufficiency of cash resources to support future spending requirements;

  •
  Expected capital expenditures;

  •
  Investment recovery, liquidity, valuation, and impairment conclusions associated with auction rate securities;

  •
  Ability to manage exposure to foreign currency exchange rate changes;

  •
  Outcome of the SEC staff reviews of the 2007 Form 20-F, and our amended Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, filed on May 23, 2007 (the "2006 Form 20-F/A");

  •
  Outcome of the continuous disclosure review by the Corporate Finance Branch of the Ontario Securities Commission ("OSC"); and

  •
  Expected impact of the adoption of new accounting standards.

        These forward-looking statements may not be appropriate for other purposes.

        Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although we have indicated above certain of these statements set out herein, all of the statements in this MD&A that contain forward-looking statements are qualified by these cautionary statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding prescription trends, pricing and the formulary and/or Medicare/Medicaid positioning for our products; the competitive landscape in the markets in which we compete, including, but not limited to, the availability or introduction of generic formulations of our products; timelines associated with the development of, and receipt of regulatory approval for, our new products; the resolution of insurance claims relating to certain litigation and regulatory proceedings; and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the results of continuing safety and efficacy studies by industry and government agencies, uncertainties associated with the development, acquisition and launch of new products, contractual disagreements with third parties, availability of capital and satisfaction of applicable laws for dividend payments, market liquidity for our common shares and our satisfaction of applicable laws for the acquisition of our common shares, reliance on key strategic alliances, our eligibility for benefits under tax treaties, the availability of raw materials and finished products, the regulatory environment, the results of the upcoming U.S. presidential election, the unpredictability of protection afforded by our patents, the mix of activities and income in the various jurisdictions in which we operate, successful challenges to our generic products, infringement or alleged infringement of the intellectual property rights of others, unanticipated interruptions in our manufacturing operations or transportation services, the expense and uncertain outcome of legal and regulatory proceedings and settlements thereto, payment by insurers of insurance claims, currency fluctuations, consolidated tax rate assumptions, fluctuations in operating results, the market liquidity and amounts realized for our auction rate securities held as investments, the outcome of the anticipated proxy contest in connection with the election of the Board of Directors at our upcoming shareholders' meeting, and other risks detailed from time to time in our filings with the SEC and the CSA, as well as our ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this MD&A, as well as under the heading "Risk Factors" under Item 3, Sub-Part D of the 2007 Form 20-F. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We undertake no obligation to update or revise any forward-looking statement.

COMPANY PROFILE

        We are a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products. Our core competency lies in our expertise in the development and large-scale manufacture of pharmaceutical products incorporating oral drug-delivery technologies. We have a portfolio of products that includes the following brand names:

  •
  Wellbutrin® (bupropion) for the treatment of depression;

  •
  Ultram®/Ralivia™ (tramadol) for the treatment of moderate to moderately severe chronic pain;

  •
  Zovirax® (acyclovir) for the treatment of herpes; and

  •
  Cardizem®/Tiazac® (diltiazem) for the treatments of hypertension and angina.

        We market and/or distribute our products in the U.S. principally through supply and distribution agreements with third-party strategic partners. Under those agreements, we manufacture and supply Wellbutrin XL® to GlaxoSmithKline plc ("GSK"); Ultram® ER to Ortho-McNeil, Inc. ("OMI"); Cardizem® LA to Kos Pharmaceuticals, Inc. ("Kos") (a subsidiary of Abbott); Tiazac® branded and generic products to Forest Laboratories, Inc. ("Forest"); and bioequivalent (Generic) products to Teva Pharmaceuticals Industries Ltd. ("Teva"). Our Zovirax® products are distributed in the U.S. by Biovail Pharmaceuticals, Inc., and promoted by Sciele Pharma, Inc. ("Sciele") under an exclusive promotional services agreement.

        In Canada, we market and/or distribute a number of products, including Tiazac® XC, Wellbutrin® XL, Ralivia™ and Glumetza®, directly through our internal sales organization, Biovail Pharmaceuticals Canada ("BPC").

STRATEGY UPDATE

        On May 8, 2008, we announced a new strategic focus on developing products targeted towards specialty central nervous system disorders such as epilepsy and Parkinson's disease. We also announced our intention to close our two Puerto Rico manufacturing facilities, and transfer certain manufacturing processes to our Steinbach, Manitoba facility, over the next 18 to 24 months. In addition, we announced our intention to commence a share repurchase program of up to 14,000,000 common shares by means of a normal course issuer bid.

CHANGES IN BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

        Effective May 1, 2008, our Board of Directors appointed Dr. Douglas Squires as Chairman of the Board. Dr. Squires was previously our Interim Chairman and Chief Executive Officer ("CEO").

        Also effective May 1, 2008, our Board of Directors appointed William (Bill) Wells as our new CEO. Mr. Wells joined our Board of Directors in 2005, and had been Lead Director since June 30, 2007. As CEO, Mr. Wells will remain on our Board of Directors. Consistent with our historical practice and our Company's corporate, operational and tax structure, Mr. Wells, as our key decision maker, will be based in Barbados, where he will also serve as President of Biovail Laboratories International SRL, our Company's principal operating subsidiary.

        Effective April 21, March 28, and February 25, 2008, Wilfred Bristow, Jamie Sokalsky, and Sheldon Plener, respectively, resigned from our Board of Directors. The Compensation, Nominating and Corporate Governance Committee of our Board of Directors has identified five new independent directors who will be nominated for election at our Company's forthcoming shareholders' meeting.

SEC CONSENT DECREE

        On March 24, 2008, we announced we had reached a settlement with the SEC in respect of an investigation of our Company and certain former officers. The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and 2003 and resulted in a civil complaint filed by the SEC. We have entered into a Consent Decree with the SEC in which we have not admitted to the civil charges contained in the complaint, but we paid $10 million on March 24, 2008 to fully settle the matter. As part of the settlement, we also agreed to an examination of our accounting and related functions by an independent consultant.

        The settlement does not include four former officers who were also named in the complaint, Eugene Melnyk (then Chairman and CEO), Brian Crombie (then Chief Financial Officer ("CFO")), Kenneth Howling

(then responsible for Corporate Communications, and later CFO until March 24, 2008) and John Miszuk (Vice-President, Controller and Assistant Corporate Secretary until March 24, 2008). To our knowledge, the allegations against these individuals have not been resolved. Effective March 24, 2008, Mr. Howling and Mr. Miszuk were reassigned to different non-officer positions within our Company.

        Also effective March 24, 2008, Adrian de Saldanha, our Vice-President, Finance and Treasurer, was appointed Interim CFO. Mr. de Saldanha is a Chartered Accountant who joined our Company in 2001.

OSC NOTICE OF HEARING

        On March 24, 2008, the OSC issued a Notice of Hearing against our Company and the four individuals referred to above under "SEC Consent Decree" in respect of substantially the same matters as are described in the SEC complaint. The Notice of Hearing was accompanied by a Statement of Allegations setting out OSC staff's allegations concerning certain accounting and disclosure items dating from 2001 to 2003. On April 16, 2008, the hearing was adjourned on consent of all parties until February 2, 2009.

OTHER RECENT DEVELOPMENTS

Aplenzin™

        On April 23, 2008, the FDA approved our New Drug Application for Aplenzin™ (formerly known as BVF-033) for the treatment of depression. Aplenzin™ is an alcohol-resistant formulation of a new bupropion salt and has been approved in 174mg, 348mg, and 522mg extended-release tablets. Prior to approval, Aplenzin™ had been subject to a six-month review by the FDA. That review followed our submission on October 23, 2007 of a Complete Response to address issues raised by the FDA in a Non-Approval Letter for this product dated July 19, 2007.

        We are currently reviewing our commercial options for Aplenzin™ including ongoing discussions with several potential commercialization partners; however, the delay in FDA approval has negatively impacted the commercial opportunity for Aplenzin™. Our strategy was to convert a portion of the once-daily bupropion market to Aplenzin™ before the genericization of 150mg Wellbutrin XL® occurred, which could happen commencing the earlier of May 30, 2008, or upon an adverse decision of our appeal (heard on September 5, 2007) of the non-infringement summary judgment granted to Anchen Pharmaceuticals, Inc. on August 1, 2006.

Settlement of Canadian Securities Class Action

        On April 23, 2008, we announced that our Company and the named individual defendants have entered into an agreement in principle to settle the class-action shareholder litigation in the claim brought by the Canadian Commercial Workers Industry Pension Plan. Under the terms of the settlement agreement in this matter, the parties have agreed that the sole source of compensation for the plaintiffs in the this matter will be the settlement amount of $138 million previously agreed to in the proposed settlement of the parallel U.S. securities class action, as announced by us on December 11, 2007. The settlement agreement in this matter contains no admission of wrongdoing by our Company or any of the named individual defendants, nor is our Company or any of the individual named defendants acknowledging any liability or wrongdoing by entering into this agreement.

OVERVIEW

	Three Months Ended March 31
($ in 000s, except per share data)	2008	2007
Revenue	$208,498	$247,005
Net income	56,376	93,819
Basic and diluted earnings per share	$0.35	$0.58

Cash dividends declared per share	$0.375	$0.375

	At March 31 2008	At December 31 2007
Cash, cash equivalents and short-term investments	$511,262	$433,641

Revenue

        Total revenue declined $38.5 million, or 16%, to $208.5 million in the first quarter of 2008, compared with $247.0 million in the first quarter of 2007. That decline was due mainly to lower revenue from Generic product sales, as a result of lower prescription volumes and pricing for those products in the first quarter of 2008, and a reduction in Cardizem® LA product sales, reflecting lower prescription volumes in the first quarter of 2008, and higher shipments of 120mg and 180mg strengths in the first quarter of 2007 as a result of addressing a backorder that existed at the end of 2006.

        Changes in foreign currency exchange rates increased total revenue by approximately $3.4 million, or 2%, due to the strengthening of the Canadian dollar relative to the U.S. dollar in the first quarter of 2008, compared with the first quarter of 2007.

Results of Operations

        Net income declined $37.4 million, or 40%, to $56.4 million (basic and diluted earnings per share of $0.35) in the first quarter of 2008, compared with $93.8 million (basic and diluted earnings per share of $0.58) in the first quarter of 2007, primarily due to:

  •
  A decline in gross profit on product sales of $38.4 million, or 21%, to $143.2 million in the first quarter of 2008, compared with $181.6 million in the first quarter of 2007, due mainly to lower Generic and Cardizem® LA product sales; and

  •
  An increase in research and development expenses of $6.6 million, related primarily to estimated contractual obligations of $7.9 million associated with the recently terminated BVF-146 program.

        Those factors were partially offset by:

  •
  A decline in selling, general and administrative expenses of $6.0 million, due mainly to lower legal and stock-based compensation costs; and

  •
  An increase in net interest income of $2.1 million as a result of a decline in interest expense following the redemption of our 7 7/8% Senior Subordinated Notes ("Notes") effective April 1, 2007.

        In addition, net income in the first quarter of 2008 was impacted by a loss of $3.6 million on the impairment of investments, related primarily to an other-than-temporary decline in the fair value of a portion of our auction rate securities, and an equity loss of $1.2 million. In the first quarter of 2007, restructuring costs of $645,000 and an equity loss of $424,000 impacted net income.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Cash Dividends

        Cash dividends declared per share were $0.375 in each of the first quarters of 2008 and 2007. In May 2008, our Board of Directors declared a quarterly cash dividend of $0.375 per share.

Financial Condition

        At March 31, 2008 and December 31, 2007, we had cash, cash equivalent and short-term investments of $511.3 million and $433.6 million, respectively, and we did not have any borrowings outstanding under our $250 million credit facility, or other long-term debt.

        On April 3, 2008, we paid cash dividends of $60.4 million to our shareholders. On May 9, 2008, we paid $83.0 million to fund the settlement of the U.S. securities class action, and our insurance carriers funded the remaining $55.0 million of the settlement amount.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — pharmaceutical products. This basis reflects how management reviews the business; makes investing and resource allocation decisions; and assesses operating performance.

Revenue

        The following table displays the dollar amount of each source of revenue in the first quarters of 2008 and 2007; the percentage of each source of revenue compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Three Months Ended March 31
	2008		2007		Change
($ in 000s)
	$	%	$	%	$	%
Product sales	196,914	94	238,002	96	(41,088)	(17)
Research and development	7,353	4	4,841	2	2,512	52
Royalty and other	4,231	2	4,162	2	69	2

	208,498	100	247,005	100	(38,507)	(16)

Product Sales

        The following table displays product sales by reporting category in the first quarters of 2008 and 2007; the percentage of each category compared with total product sales in the respective period; and the dollar and percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
	2008		2007		Change
($ in 000s)
	$	%	$	%	$	%
Wellbutrin XL®	58,856	30	61,405	26	(2,549)	(4)
Ultram® ER	24,104	12	30,019	13	(5,915)	(20)
Zovirax®	37,130	19	37,283	16	(153)	—
Biovail Pharmaceuticals Canada	16,240	8	13,826	6	2,414	17
Cardizem® LA	10,207	5	23,949	10	(13,742)	(57)
Legacy	33,147	17	35,640	15	(2,493)	(7)
Generic	17,230	9	35,880	15	(18,650)	(52)

	196,914	100	238,002	100	(41,088)	(17)

Wholesaler Inventory Levels

        Three drug wholesale customers account for the majority of our Zovirax® and off-patent branded pharmaceutical (Legacy) product sales in the U.S. Our distribution agreements with those wholesalers limit the amount of inventory they can own to between 1/2 and 1 1/2 months of supply of our products. As indicated in the following table, at March 31, 2008, those wholesalers owned overall 1.3 months of supply of our products (compared with 1.5 months at December 31, 2007), of which only $154,000 of inventory had less than 12 months remaining shelf life.

		At March 31, 2008			At December 31, 2007
($ in 000s)	Original Shelf Life (In Months)	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life	Total Inventory	Months On Hand (In Months)	Inventory With Less Than 12 Months Remaining Shelf Life
Zovirax®	36-48	$15,378	1.2	$86	$15,863	1.5	$93
Cardizem®	36-48	7,291	1.2	13	8,437	1.6	12
Vasotec® and Vaseretic®	24	2,315	1.5	39	1,705	1.2	17
Ativan®	24	2,129	1.3	11	2,425	1.0	9
Isordil®	36-60	266	1.7	5	376	2.4	4

Total	24-60	$27,379	1.3	$154	$28,806	1.5	$135

Wellbutrin XL®

        Despite the positive effect on our supply price for Wellbutrin XL® of price increases implemented by GSK in the last 12 months, Wellbutrin XL® product sales declined $2.5 million, or 4%, to $58.9 million in the first quarter of 2008, compared with $61.4 million in the first quarter of 2007. That decline reflected lower prescription volumes for 300mg and 150mg products in the first quarter of 2008, as well as the positive effect that a reduction in GSK's 2006 year-end provision for 300mg product returns — due to slower than anticipated generic erosion — had on our supply price in the first quarter of 2007.

        As described above under "Aplenzin™", we anticipate a generic version of the 150mg product could be launched commencing May 30, 2008, or potentially sooner, which is expected to have a material adverse effect on sales of that strength. In addition, as a result of the introduction of generic competition to the 150mg product, GSK total sales of Wellbutrin XL® are not expected to meet the sales dollar-threshold to increase our supply price above the first tier in 2008.

Ultram® ER

        Ultram® ER product sales declined $5.9 million, or 20%, to $24.1 million in the first quarter of 2008, compared with $30.0 million the first quarter of 2007, due mainly to a reduction in inventory levels of Ultram® ER owned by OMI, and lower sales of sample supplies to OMI. Those factors were partially offset by higher prescription volumes, and the positive effect on our supply price of a price increase implemented by OMI in the first quarter of 2008.

Zovirax®

        The modest decline in Zovirax® product sales to $37.1 million in the first quarter of 2008, compared with $37.3 million in the first quarter of 2007, reflected the timing of purchases by our wholesale customers, and lower prescription volumes. Those factors were mostly offset by price increases we implemented for these products in the last 12 months.

BPC

        Sales of BPC products increased $2.4 million, or 17%, to $16.2 million in the first quarter of 2008, compared with $13.8 million in the first quarter of 2007. However, excluding the positive effect on Canadian dollar-denominated revenue of the strengthening of the Canadian dollar relative to the U.S. dollar, BPC product sales increased less than 1% in the first quarter of 2008, compared with corresponding period of 2007, reflecting that increases in sales of our promoted Wellbutrin® XL, Tiazac® XC and Ralivia™ (launched in November 2007) products, were mostly offset by declines in sales of our genericized Tiazac® and Wellbutrin® SR products.

Cardizem® LA

        Cardizem® LA product sales included the amortization of deferred revenue associated with the cash consideration received from the sale to Kos of the distribution rights to Cardizem® LA in May 2005. That amortization amounted to $3.8 million in each of the first quarters of 2008 and 2007.

        Our revenue from sales of Cardizem® LA declined $13.7 million, or 57%, to $10.2 million in the first quarter of 2008, compared with $23.9 million in the first quarter of 2007. That decline reflected lower prescription volumes in the first quarter of 2008, and higher shipments of 120mg and 180mg Cardizem® LA products to Kos in the first quarter of 2007 as a result of addressing the backorder for those strengths that existed at the end of 2006. Those factors were partially offset by the positive effect on our supply price of price increases implemented by Kos in the last 12 months.

Legacy

        Sales of Legacy products declined $2.5 million, or 7%, to $33.1 million in the first quarter of 2008, compared with $35.6 million in the first quarter of 2007. That decline was due mainly to lower prescription volumes for Tiazac® branded and generic products. Overall sales of our other Legacy products (excluding Tiazac®) were largely unchanged as lower prescription volumes were compensated by price increases we implemented for those products in the last 12 months.

Generic

        Sales of Generic products declined $18.7 million, or 52%, to $17.2 million in the first quarter of 2008, compared with $35.9 million in the first quarter of 2007, primarily due to lower prescription volumes and pricing for these products because of increased competition and changes in Teva's customer base.

Research and Development Revenue

        Research and development revenue increased $2.5 million, or 52%, to $7.4 million in the first quarter of 2008, compared with $4.8 million in the first quarter of 2007, as a result of an increase in the volume of clinical research and laboratory testing services provided to external customers by our contract research division.

Royalty and Other Revenue

        Royalties from third parties on sales of products we developed or acquired and other revenue were $4.2 million in each of the first quarters of 2008 and 2007.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense category in the first quarters of 2008 and 2007; the percentage of each category compared with total revenue in the respective period; and the dollar and percentage change in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
	2008		2007		Change
($ in 000s)
	$	%	$	%	$	%
Cost of goods sold	53,735	26	56,416	23	(2,681)	(5)
Research and development	36,332	17	29,722	12	6,610	22
Selling, general and administrative	43,597	21	49,594	20	(5,997)	(12)
Amortization	11,694	6	11,981	5	(287)	(2)
Restructuring costs	—	—	645	—	(645)	(100)

	145,358	70	148,358	60	(3,000)	(2)

Cost of Goods Sold and Gross Margins

        Gross margins based on product sales were 73% and 76% in the first quarters of 2008 and 2007, respectively. The gross margin in the first quarter of 2008, compared with the first quarter of 2007, was unfavourably impacted by the following factors:

  •
  Lower absorption of overhead costs due mainly to decreased production volumes for Wellbutrin XL®, Cardizem® LA and Generic products;

  •
  The negative impact of lower pricing on Generic product sales;

  •
  An increase of $1.9 million in amortization expense related to the deferred charge for payments we made to GSK in consideration for reduced supply prices for Zovirax® products; and

  •
  An increase of $900,000 in our share of royalties paid by GSK on sales of 150mg Wellbutrin XL® product.

        Those factors were partially offset by:

  •
  The positive impact of price increases we implemented for Zovirax® and certain Legacy products in the last 12 months;

  •
  The positive effect on our supply prices for Wellbutrin XL®, Ultram® ER and Cardizem® LA of the price increases implemented by our strategic partners in the last 12 months; and

  •
  A lower charge for obsolescence in the first quarter of 2008, compared with the first quarter of 2007, related to inventories of certain of our products that are in excess of anticipated demand.

Research and Development Expenses

        The following table displays the dollar amount of each research and development expense category for the first quarters of 2008 and 2007; the percentage of each category compared with total revenue in the respective year; and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Three Months Ended March 31
	2008		2007		Change
($ in 000s)
	$	%	$	%	$	%
Internal research and development	30,189	14	25,909	10	4,280	17
Contract research services provided to external customers	6,143	3	3,813	2	2,330	61

Total research and development expenses	36,332	17	29,722	12	6,610	22

        Internal research and development expenses increased $4.3 million, or 17%, to $30.2 million in the first quarter of 2008, compared with $25.9 million in the first quarter of 2007. In the first quarters of 2008 and 2007, those expenses included costs related to the BVF-146 program to develop a once-daily combination product consisting of tramadol and a non-steroidal anti-inflammatory drug. That program was terminated in March 2008 following a reassessment of the commercial opportunity for BVF-146.

        At March 31, 2008, we accrued $7.9 million for the estimated contractual obligations to wind down and close out a long-term safety study that was underway for BVF-146. Those obligations primarily consist of fees and other costs that we are contractually obligated to pay to the contract research organization and investigators conducting this study. We expect to settle those obligations over the next nine months. The anticipated findings from this study were determined to have no alternative future use in other identifiable projects.

        The $2.3 million, or 61%, increase in costs associated with providing contract research services to external customers in the first quarter of 2008, compared with the first quarter of 2007, reflected the corresponding increase in the volume of clinical research and laboratory testing services provided by our contract research division.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses declined $6.0 million, or 12%, to $43.6 million in the first quarter of 2008, compared with $49.6 million in the first quarter of 2007, primarily due to:

  •
  Lower legal costs, reflecting, in part, the recent settlement of certain litigation and regulatory matters; and

  •
  A decline in stock-based compensation of $2.1 million as a result changes in the vesting terms for, and the timing of, stock option grants. Commencing in 2008, stock options will generally not vest immediately, but will vest in equal proportions on the first, second and third anniversaries of the option grant. No stock options were granted in the first quarter of 2008. Prior to 2008, stock options generally vested as to 25% on the date of grant, and the first, second and third anniversaries of the option grant. As a result, in the first quarter of 2007, 25% of the total compensation expense related to stock options granted in that period was recognized immediately.

        Those factors were partially offset by:

  •
  Higher fees paid to Sciele for its promotional services related to Zovirax®, as Sciele was eligible only for compensation on a portion of Zovirax® sales in the first quarter of 2007; and

  •
  Higher promotional costs related to the launch of Ralivia™ in Canada.

        Legal costs comprised a significant portion of our selling, general and administrative expenses in each of the first quarters of 2008 and 2007. Those costs included amounts related to matters we do not consider to be in the ordinary course of business, such as the S.A.C. complaint (as described in note 11 to the unaudited consolidated financial statements for the interim period ended March 31, 2008); governmental and regulatory inquiries; securities class actions; and defamation claims. As we have settled the SEC investigation and have entered into agreements in principle to settle the U.S. and Canadian securities class action complaints, we do not expect to incur additional significant legal costs related to those matters. However, we may continue to incur considerable legal costs related to the remaining unresolved matters for an indefinite period, as we cannot predict the outcome or timing of when each of those matters may be resolved.

Amortization Expense

        Amortization expense declined $287,000, or 2%, to $11.7 million in the first quarter of 2008, compared with $12.0 million in the first quarter of 2007, reflecting the impact of intangible assets written-down in December 2007.

Restructuring Costs

        In the first quarter of 2007, we recorded costs of $645,000 associated with the December 2006 restructuring program. Costs associated with that program were substantially paid or otherwise settled during 2007.

NON-OPERATING ITEMS

Interest Income and Expense

        Interest income declined $6.3 million, or 64%, to $3.5 million in the first quarter of 2008, compared with $9.8 million in the first quarter of 2007, reflecting a decline in our cash balances following the redemption of our Notes effective April 1, 2007 and lower prevailing interest rates.

        Interest expense declined $8.4 million, or 97%, to $242,000 in the first quarter of 2008, compared with $8.7 million in the first quarter of 2007. Interest expense in the first quarter of 2007 mainly comprised interest on our Notes.

Provision for Income Taxes

        We recorded a provision for income taxes of $5.4 million in the first quarter of 2008, compared with $5.2 million in the first quarter of 2007. Our effective tax rates were 8% and 5% in the first quarters of 2008 and 2007, respectively, which reflected the fact that most of our income was derived from a foreign subsidiary with lower statutory tax rates than those that apply in Canada. The increase in the effective tax rate in the first quarter of 2008, compared with the first quarter of 2007, was primarily due to the effect of certain components of the provision for income taxes that do not vary with pre-tax income.

SUMMARY OF QUARTERLY RESULTS

        The following table displays a summary of our quarterly results of operations and cash flows for each of the eight most recently completed quarters:

	2008	2007				2006
($ in 000s, except per share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$208,498	$203,896	$188,890	$203,027	$247,005	$307,648	$282,302	$255,143
Expenses	145,358	237,989	127,890	140,567	148,358	188,045	336,951	162,965

Operating income (loss)	63,140	(34,093)	61,000	62,460	98,647	119,603	(54,649)	92,178

Income (loss) from continuing operations	56,376	(31,971)	65,867	67,824	93,819	117,976	(60,063)	85,005

Net income (loss)	56,376	(31,971)	65,867	67,824	93,819	117,976	(60,063)	85,277

Basic and diluted earnings (loss) per share
Income (loss) from continuing operations	$0.35	$(0.20)	$0.41	$0.42	$0.58	$0.74	$(0.37)	$0.53
Net income (loss)	$0.35	$(0.20)	$0.41	$0.42	$0.58	$0.74	$(0.37)	$0.53

Net cash provided by continuing operating activities	$92,676	$79,333	$43,415	$98,277	$119,828	$235,637	$81,382	$110,806

First Quarter of 2008 Compared To Fourth Quarter of 2007

Revenue

        Total revenue increased $4.6 million, or 2%, to $208.5 million in the first quarter of 2008, compared with $203.9 million in the fourth quarter of 2007, primarily due to:

  •
  A $14.5 million increase in Wellbutrin XL® product sales, due to the timing of purchases by GSK, which resulted in higher shipments in the first quarter of 2008, and the positive effect on our supply price of a price increase implemented by GSK in the first quarter of 2008. Those factors were partially offset by the impact of tiered supply price for Wellbutrin XL®, which is reset to the lowest tier at the start of each calendar year. As a result, all sales in the first quarter of 2008 were at the first tier supply price, while a portion of Wellbutrin XL® product sales in the fourth quarter of 2007 were recorded at the second tier supply price.

        That factor was partially offset by:

  •
  An aggregate $9.0 million decrease in Zovirax® and Legacy product sales, due to the timing of purchases by our wholesale customers, which resulted in higher shipments and wholesaler inventory levels at 2007 year-end.

Results of Operations

        Net income increased $88.3 million to $56.4 million in the first quarter of 2008, compared with a net loss of $32.0 million in the fourth quarter of 2007, primarily due to:

  •
  A decrease in legal settlements of $93.1 million related to the settlements of the U.S. securities class action complaint and SEC investigation, which were accrued for at December 31, 2007; and

  •
  A decrease in intangible asset impairments of $9.9 million, related to the write-down of certain product right and technology assets in December 2007.

        Those factors were partially offset by:

  •
  An increase in net legal costs (after insurance recoveries), as we have exhausted our liability insurance for claims related to the litigation and regulatory matters in respect of our 2002-2004 policy period; and

  •
  An increase in research and development expenses of $7.1 million, related primarily to the estimated contractual obligations accrued to terminate the BVF-146 safety study.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS (Continued)

(All dollar amounts are expressed in U.S. dollars)

Cash Flows

        Net cash provided by operating activities increased $13.3 million, or 17%, to $92.7 million in the first quarter of 2008, compared with $79.3 million in the fourth quarter of 2007, primarily due to:

  •
  An increase of $50.7 million related to the change in accounts receivable, mainly as a result of net collections from Teva, due to the decline in Generic product sales in the first quarter of 2008, and the timing of purchases by wholesale customers, which resulted in higher collections in the first quarter of 2008, compared with higher shipments in the fourth quarter of 2007; and

  •
  Increases of $9.2 million and $6.9 million related to changes in income taxes payable and prepaid expenses, respectively, due mainly to the timing of payments.

        Those factors were partially offset by:

  •
  A decrease of $29.0 million related to income from operations before changes in operating assets and liabilities, due mainly to a decrease in accrued legal settlements of $10.0 million related to the payment we made in March 2008 to settle the SEC investigation, as well as higher net legal costs and research and development expenses in the first quarter of 2008;

  •
  A decrease of $15.4 million related to the change in deferred revenue, due mainly to the amortization of the Ultram® ER supply prepayment and Cardizem® LA deferred revenue; and

  •
  A decrease of $13.5 million related the change in accounts payable, due mainly to a reduction in inventory purchases and lower promotional fees payable to Sciele in the first quarter of 2008.

FINANCIAL CONDITION

        The following table displays a summary of our financial condition at March 31, 2008 and December 31, 2007:

($ in 000s)	At March 31 2008	At December 31 2007
Working capital(1)	$344,991	$339,439
Long-lived assets(2)	950,619	969,265
Shareholders' equity	1,290,624	1,297,819

(1)
Total current assets less total current liabilities

(2)
Property, plant and equipment; intangible assets; and goodwill.

Working Capital

        Working capital increased $5.6 million, or 2%, to $345.0 million at March 31, 2008, compared with $339.4 million at December 31, 2007, primarily due to:

  •
  An increase in short-term investments of $79.7 million, related to the addition of a U.S. treasury bill with a maturity in excess of three months when purchased;

  •
  A decrease in the current portion of deferred revenue of $17.1 million, due mainly to the amortization of the Ultram® ER supply prepayment and Cardizem® LA deferred revenue;

  •
  A decrease in accounts payable of $11.1 million, due mainly to the reduction in inventory purchases, and lower promotional fees payable to Sciele; and

  •
  A decrease in accrued legal settlements of $10.0 million related to the payment made in March 2008 to settle the SEC investigation.

        Those factors were partially offset by:

  •
  An increase in cash dividends declared but unpaid of $60.4 million;

  •
  A decrease in accounts receivable of $28.7 million, mainly as a result of net collections from Teva and wholesale customers;

  •
  A decrease in inventories of $13.3 million related to reductions in raw material inventory, to reflect lower production requirements for certain products, and acquired finished goods inventory, due mainly to the timing of purchases; and

  •
  A net decrease in cash and cash equivalents of $2.1 million, due mainly to additions to short-term investments, property, plant and equipment, and restricted assets of $94.3 million in the aggregate, which were in excess of operating cash flows of $92.7 million.

Long-Lived Assets

        Long-lived assets declined $18.6 million, or 2%, to $950.6 million at March 31, 2008, compared with $969.3 million at December 31, 2007, primarily due to:

  •
  The depreciation of plant and equipment of $7.7 million and the amortization of intangible assets of $14.0 million; and

  •
  The impact of foreign exchange rate changes on the reported value in U.S. dollars of property, plant and equipment located in Canada, due to the weakening of the Canadian dollar relative to the U.S. dollar at March 31, 2008, compared with December 31, 2007.

        Those factors were partially offset by:

  •
  Additions to property, plant and equipment of $9.7 million, which included expenditures related to the expansion of our corporate office and upgrades to our manufacturing facilities.

Shareholders' Equity

        Shareholders' equity declined $7.2 million, or less than 1%, to $1,290.6 million at March 31, 2008, compared with $1,297.8 million at December 31, 2007, primarily due to:

  •
  Cash dividends declared and dividend equivalents on restricted share units ("RSUs") of $60.5 million in the aggregate; and

  •
  A foreign currency translation adjustment of $5.4 million to other comprehensive income, due mainly to the impact of the weakening of the Canadian dollar relative to the U.S. dollar at March 31, 2008, compared with December 31, 2007, which decreased the reported value of our Canadian dollar-denominated net assets.

        Those factors were partially offset by:

  •
  Net income of $56.4 million (including $1.4 million of stock-based compensation recorded in additional paid-in capital).

CASH FLOWS

        The following table displays cash flow information for the first quarters of 2008 and 2007:

	Three Months Ended March 31
($ in 000s)	2008	2007
Net cash provided by operating activities	$92,676	$119,828
Net cash used in investing activities	(94,279)	(5,730)
Net cash used in financing activities	(138)	(78,494)
Effect of exchange rate changes on cash and cash equivalents	(363)	31

Net increase (decrease) in cash and cash equivalents	(2,104)	35,635
Cash and cash equivalents, beginning of period	433,641	834,540

Cash and cash equivalents, end of period	$431,537	$870,175

Operating Activities

        Net cash provided by continuing operating activities declined $27.2 million, or 23%, to $92.7 million in the first quarter of 2008, compared with $119.8 million in first quarter of 2007, primarily due to:

  •
  A decrease of $43.4 million related to income from operations before changes in operating assets and liabilities, due mainly to lower gross profit on product sales and higher research and development expenses. Those factors were partially offset by lower legal costs, and higher net interest income;

  •
  A decrease of $7.5 million related to the change in accounts payable, due mainly to the amount and timing of payments related to raw material inventory purchases, which was partially offset by an increase in promotion fees payable to Sciele; and

  •
  A decrease of $7.2 million related to the change in deferred revenue, due mainly to the amortization of the Ultram® ER supply prepayment and Cardizem® LA deferred revenue.

        Those factors were partially offset by:

  •
  An increase of $12.8 million related to the change in accounts receivable, mainly as a result of net collections from Teva, due to the decline in Generic product sales, and the relative timing of wholesaler purchases and payments;

  •
  An increase of $12.8 million related to the change in inventories, due mainly to the reduction in inventory purchases; and

  •
  An increase of $5.6 million related to the change in income taxes payable, due mainly to the timing of payments.

Investing Activities

        Net cash used in investing activities increased $88.5 million to $94.3 million in the first quarter of 2008, compared with $5.7 million in the first quarter of 2007, primarily due to:

  •
  An increase in additions to short-term investments of $79.7 million related to the purchase of the over three-month U.S. treasury bill;

  •
  An increase in restricted assets of $4.9 million related to security provided in trust under the terms of our reinsurance agreement; and

  •
  An increase in capital expenditures of $4.0 million.

Financing Activities

        Net cash used in financing activities declined $78.4 million to $138,000 in the first quarter of 2008, compared with $78.5 million the first quarter of 2007, primarily due to the timing of our dividend payments.

LIQUIDITY AND CAPITAL RESOURCES

($ in 000s)	At March 31 2008	At December 31 2007
Financial assets
Cash and cash equivalents	$431,537	$433,641
Short-term investments	79,725	—
Marketable securities	25,260	28,312

Total financial assets	536,522	461,953

        We had no long-term debt at March 31, 2008 or December 31, 2007.

General

        We believe that our existing cash resources, together with cash expected to be generated by operations and funds available under our $250 million credit facility, will be sufficient to cover our operational and capital expenditure requirements; support our current dividend policy and planned share repurchase program; and meet our working capital needs, for at least the next 12 months, based on our current expectations. We anticipate total capital expenditures of approximately $30 million to $40 million in 2008 however, certain capital programs are currently under review. Major projects include the completion of the expansion of our corporate office, and ongoing upgrades to our manufacturing facilities.

        We cannot, however, predict the amount or timing of our need for additional funds under various circumstances, such as a significant future acquisition; new product development projects; changes to our capital structure; or other factors that may require us to raise additional funds through borrowings, or the issuance of debt or equity securities. In addition, certain contingent events, such as the resolution of certain legal proceedings (as described in note 11 to the unaudited consolidated financial statements for the interim period ended March 31, 2008), if realized, could have a material adverse impact on our liquidity and capital resources.

Cash, Cash Equivalents and Short-Term Investments

        Our cash, cash equivalents and short-term investments are held in cash operating accounts, or are invested in securities such as treasury bills, money market funds, term deposits, or commercial paper with a minimum investment-grade credit rating of "A1/P1".

Auction Rate Securities

        Our marketable securities portfolio currently includes $26.8 million of principal invested in nine individual auction rate securities. These securities have long-term maturities for which the interest rates are reset through a dutch auction typically each month. Those auctions historically have provided a liquid market for these securities. These securities represent interests in collateralized debt obligations supported by pools of residential and commercial mortgages or credit cards, insurance securitizations, and other structured credits, including corporate bonds. Some of the underlying collateral for these securities consists of sub-prime mortgages.

        With the liquidity issues experienced in global credit and capital markets, these securities have experienced multiple failed auctions as the amount of auction rate securities submitted for sale has exceeded the amount of purchase orders. Our auction rate securities all had "Aaa/AAA" credit ratings at the time of purchase. Prior to December 31, 2007, two of these securities with an aggregate principal amount of $6.0 million were downgraded to "A3/AAA", and one other of these securities with a principal amount of $3.0 million was downgraded to "A2/AAA". Between January 1, 2008 and March 17, 2008 (the date of filing of the 2007 Form 20-F), the two "A3/AAA" rated securities and one "A2/AAA" rated security were downgraded again to "A3/CCC" and "A2/CC", respectively. Subsequent to March 17, 2008, the two "A3/CCC" rated securities and one "A2/CC" rated security have been further downgraded to "B3/CCC" and "B2/CC", respectively. Those three securities continue to be on credit watch with negative implications. One other of our auction rate securities with a rating of "Aaa/AAA" and a principal amount of $2.8 million also continues to be on credit watch with negative implications. We have not been advised of any changes to the "Aaa/AAA" credit ratings on our remaining auction rate securities.

        The estimated fair values of our auction rate securities at March 31, 2008 and December 31, 2007 were $14.8 million and $18.0 million, respectively, which reflected write-downs of $12.0 million and $8.8 million, respectively, to the cost bases at those dates. Although these securities continue to pay interest according to their stated terms, based on our analysis of other-than-temporary impairment factors, we recorded impairment charges of $2.9 million in the first quarter of 2008 and $6.0 million in 2007, reflecting the portion of its auction rate securities that we have concluded has an other-than-temporary decline in estimated fair value. Those charges did not have a material impact on our liquidity. In addition, we recorded unrealized losses in other comprehensive income of $256,000 in the first quarter of 2008 and $2.8 million in 2007, reflecting adjustments to our auction rate securities that we have concluded have a temporary decline in estimated fair value.

        Due to the lack of observable market quotes for these securities, we utilized valuation models based on unobservable inputs in order to estimate the fair value of our auction rate securities at March 31, 2008 and December 31, 2007, including models that consider the expected cash flow streams, and collateral values as reported in the Trustee Reports for the respective securities, which include adjustments for defaulted securities and further adjustments for purposes of collateralization tests as outlined in Trust Indentures. The key assumptions used in those models relate to the timing of cash flows, discount rates, estimated amount of recovery, and probabilities assigned to various liquidation scenarios. The valuation of our auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact our valuation include changes to the credit ratings of these securities, the underlying assets supporting these securities, the rates of default of the underlying assets, the underlying collateral value, and overall market liquidity.

        The credit and capital markets may continue to deteriorate in 2008. If uncertainties in these markets continue, or these markets deteriorate further, or we experience any additional ratings downgrades on our auction rate securities, we may incur additional impairments to these securities, which could have a material impact on our results of operations, financial condition and cash flows. We have discontinued additional investments in auction rate securities.

Debt Capacity

        We currently do not have any outstanding borrowings under our $250 million credit facility. In June 2007, we received lender consent, pursuant to our request under the annual extension option, to extend the maturity date of this facility for an additional year to June 2010. This facility may be used for general corporate purposes, including acquisitions, and includes an accordion feature, which allows it to be increased up to $400 million. At March 31, 2008, we were in compliance with all financial and non-financial covenants associated with this facility.

Credit Ratings

        On May 9, 2008, Standard and Poor's placed our "BB" corporate credit and "BBB-" bank loan ratings on credit watch with negative implications, citing concerns that our new strategic focus and rationalization of our operations will involve a long time frame, significant investments and high execution risk, and that our share repurchase program could weaken our liquidity.

CONTRACTUAL OBLIGATIONS

        There have been no material changes to the items specified in the contractual obligations table and related disclosures under the heading "Contractual Obligations" in the annual MD&A contained in the 2007 Form 20-F.

OFF-BALANCE SHEET ARRANGEMENTS

        In the normal course of business, we enter into agreements that include indemnification provisions for product liability and other matters. There have been no material changes to the indemnification provisions specified under the heading "Off-Balance Sheet Arrangements" in the annual MD&A contained in the 2007 Form 20-F.

OUTSTANDING SHARE DATA

        Our common shares are listed on the Toronto Stock Exchange and New York Stock Exchange.

        At May 8, 2008, we had 161,023,729 issued and outstanding common shares, as well as 5,535,452 stock options and 257,964 RSUs outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We have used derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

        Our results of operations have not been materially impacted by inflation or seasonality.

Foreign Currency Risk

        We operate internationally, but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are denominated in Canadian dollars or euros. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Where possible, we manage foreign currency risk by managing same currency assets in relation to same currency liabilities, and same currency revenue in relation to same currency expenses. As a result, both favourable and unfavourable foreign currency impacts to our non-U.S. dollar-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our non-U.S. dollar-denominated revenue. At March 31, 2008, the effect of a hypothetical 10% immediate and adverse change in foreign currency exchange rates (relative to the U.S. dollar) on our foreign currency-denominated cash, cash equivalent, accounts receivable, accounts payable, and intercompany balances would not have a material impact on our net income. Currently, we do not utilize forward contracts to hedge against foreign currency risk.

Interest Rate Risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and, accordingly, we generally invest in investment-grade debt securities with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the realized value of these investments.

        We are also exposed to interest rate risk on our auction rate securities. Interest rates on these securities are typically reset every month; however, following the failure to complete successful auctions and reset of the interest rates, interest on these securities is being calculated and paid based on prescribed spreads to LIBOR. As we are guaranteed a fixed spread to market interest rates, our interest rate risk exposure is minimal, and, as a result, a hypothetical 10% immediate and adverse change in interest rates would not have a material impact on the fair value of these securities.

        We do not currently have any long-term debt, nor do we currently utilize interest rate swap contracts to hedge against interest rate risk.

Investment Risk

        We are exposed to investment risks primarily on our cost-method and available-for-sale equity investments. The fair values of these investments are subject to significant fluctuations due to stock market volatility; changes in general economic conditions; and/or changes in the financial condition of each investee. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. At March 31, 2008, a hypothetical 10% immediate and adverse change in the quoted market prices of our available-for-sale equity investments would not have a material impact on the fair value of those investments.

        We are also exposed to investment risks on our auction rate securities due to the current market liquidity issues (as described above under "Liquidity and Capital Resources — Auction Rate Securities").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. There have been no material changes to our critical accounting policies and estimates specified under the heading "Critical Accounting Policies and Estimates" in the annual MD&A contained in the 2007 Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards

        Effective January 1, 2008, we adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157") for financial assets and financial liabilities. SFAS 157 establishes a framework for measuring fair value in U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 applies to all other accounting pronouncements that require (or permit) fair value measurements, but does not require any new fair value measurements in U.S. GAAP. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). In determining fair value, we use various valuation techniques. SFAS 157 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. To the extent that the valuation technique is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. The adoption of SFAS 157 for financial assets and financial liabilities did not have a material effect on our consolidated financial statements, or result in any significant changes to our valuation techniques or key considerations used in valuations.

        Also effective January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to report many financial instruments and certain other items at fair value. We elected the fair value option for available-for-sale securities owned by Western Life Sciences ("WLS"), our equity method investee, in order to conform to the classification of those investments as trading securities by WLS. At January 1, 2008, the cumulative effect of the adoption of SFAS 159 resulted in the reclassification of an unrealized holding gain on those investments of $2.3 million from accumulated other comprehensive income to opening retained earnings. We did not elect the fair value option for any other eligible financial assets and financial liabilities that were not previously recorded at fair value.

        Emerging Issues Task Force ("EITF") Issue No. 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities" ("EITF 07-3"), became effective for new contracts entered into on or after January 1, 2008. Under EITF 07-3, non-refundable advance payments for goods and services that will be used in future research and development activities should be recognized as an expense as the goods are delivered or the services are performed rather than when the payment is made. The adoption of EITF Issue No. 07-3 did not have any impact on our consolidated financial statements.

Recently Issued Accounting Standards, Not Adopted as of March 31, 2008

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted fro under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 161 requires disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years beginning after December 15, 2008, with early adoption permitted. Accordingly, we are required to adopt the disclosure requirements of this standard beginning January 1, 2009.

        In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which defers the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually). Accordingly, we are required to adopt SFAS 157 beginning January 1, 2009 for nonfinancial assets and liabilities. We are currently evaluating the effect that the adoption of SFAS 157 for nonfinancial assets and liabilities will have on our consolidated financial statements.

        In December 2007, the EITF issued EITF Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes reporting requirements for revenues and costs generated from transactions between parties within a collaborative arrangement, as well as between the parties in a collaborative arrangement and third parties, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008, and is required to be applied retrospectively to all prior periods where collaborative arrangements existed as of the effective date. Accordingly, we are required to adopt EITF 07-1 beginning January 1, 2009. We are currently evaluating the effect that the adoption of EITF 07-1 will have on our consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141R") and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160"). These standards significantly change the accounting for, and reporting of, business combination transactions and noncontrolling (minority) interests in consolidated financial statements, including requirements to recognize noncontrolling interests at fair value; capitalize in-process research and development assets acquired; and expense acquisition related costs as incurred. SFAS 141R and SFAS 160 are required to be adopted simultaneously, and are effective for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Accordingly, we are required to adopt SFAS 141R for business combinations occurring on or after January 1, 2009. As we currently have no minority interests, the adoption of SFAS 160 beginning January 1, 2009 is not expected to have a material effect on our consolidated financial statements.

UNRESOLVED SEC STAFF COMMENTS

        On June 18, 2007, the staff of the SEC advised us that they had reviewed the 2006 Form 20-F/A. Based on their review of that document, the staff provided comments regarding certain accounting disclosures and methods. On July 16, 2007, we provided our responses to the staff's comments. On August 15, 2007, we provided further clarification to the staff with respect to additional comments that were raised by the staff based on their review of our July 16, 2007 responses. Since August 15, 2007, we have not had any further communication with the staff in relation to this matter. Based on our responses, we incorporated certain amended disclosures into our 2007 Form 20-F.

        On April 7, 2008, the staff of the SEC advised us that they have reviewed the 2007 Form 20-F. Based on their review of that document, the staff provided comments regarding certain accounting disclosures. On April 16, 2008, we provided our responses to the staff's comments. Based on our responses, we have incorporated certain amended disclosures into the unaudited consolidated financial statements and condensed notes thereto for the interim period ended March 31, 2008, and we intend to incorporate additional disclosure items into future documents filed with the SEC.

OSC CONTINUOUS DISCLOSURE REVIEW

        On February 5, 2008, we were advised that the OSC's Corporate Finance Branch had selected our Company for a full review of its continuous disclosure record. On the basis of this review, the OSC staff raised questions regarding certain accounting disclosures and methods. On April 4, 2008, we provided our responses to the OSC staff's questions. After reviewing our responses, the OSC staff raised additional questions in a letter to us dated May 6, 2008. We are currently in the process of preparing our responses to those additional questions. The eventual outcome of this matter may result in modifications to past filings with the CSA, and/or the incorporation of additional disclosure items into future documents filed with the CSA.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

        There were no changes in our internal controls over financial reporting that occurred during the three-month period ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 11 to the consolidated financial statements included under Part I of this Form 6-K.

2.     EXHIBITS

  Exhibit 99.1    Certification of the Chief Executive Officer

  Exhibit 99.2    Certification of the Chief Financial Officer

BIOVAIL CORPORATION
FORM 6-K
FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION

Date: May 12, 2008	By:	/s/ ADRIAN DE SALDANHA
Adrian de Saldanha Interim Chief Financial Officer

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BIOVAIL CORPORATION FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008
INDEX
BASIS OF PRESENTATION
FORWARD-LOOKING STATEMENTS
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with United States Generally Accepted Accounting Principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with United States Generally Accepted Accounting Principles (All tabular dollar amounts expressed in thousands of U.S. dollars, except per share data) (Unaudited)
PART II — OTHER INFORMATION
SIGNATURES